(m)(4)(i)
AMENDED AND RESTATED SCHEDULE A
with respect to the
AMENDED AND RESTATED DISTRIBUTION PLAN
for
ING FUNDS TRUST
CLASS B SHARES

Fund	Maximum Distribution Fee
(as a percentage of average daily net assets)
ING Classic Money Market Fund	0.75%
ING High Yield Bond Fund	0.75%
ING Intermediate Bond Fund	0.75%
ING National Tax-Exempt Bond Fund	0.75%